Athena Bitcoin Global

800 NW 7th Avenue,

Miami, Florida 33136

February 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall, Staff Accountant (202) 551-3105
David Irving, Staff Accountant (202) 551-3321
Irene Paik, Staff Attorney (202) 551-6553
Sandra Hunter Berkheimer at (202) 551-3758

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022
Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2022
Amendment No. 4 to Registration Statement on Form S-1 Filed November 13, 2023
Amendment No. 5 to Registration Statement on Form S-1 Filed January 12, 2024
File No. 333-262629

Dear Ms. Paik:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated February 14, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 6 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 5 to Registration Statement on Form S-1 General

1.	We note your revisions in response to prior comment 5 and reissue in part. Please update your gatefold to clarify that customers can no longer transact in crypto assets other than Bitcoin at your ATMs.

RESPONSE:

In response to Staff’s comments, the Company has eliminated the gatefold and no longer a part of the prospectus and amendment #6.

United States Securities and Exchange Commission

February 11, 2025

2.	Please update your industry and market data based on the most recently available publications. For example, we note the data at the bottom of page 2 is presented as of 2018.

RESPONSE:

In response to Staff’s comments, we have updated industry and market data throughout the Amendment, based on the most recently available information, including the data noted by Staff on page 2 of the Amendment.

Glossary of Bitcoin and Crypto Terms, page iii

3.	The glossary section defines "Crypto Asset or Digital Asset" as follows: "Bitcoin and alternative digital forms of money, or ‘altcoins’, launched after the success of Bitcoin...This term is inclusive of Ethereum, Litecoin, Tether, and Bitcoin Cash, but not securities..." (emphasis added). Please revise this definition in light of the fact that the Commission has identified numerous crypto assets as securities.

RESPONSE:

In response to Staff’s comments, we have revised the definition of “Crypto Asset or Digital Asset” on page iv of the Amendment to provide as follows:

“Crypto Asset or Digital Asset: Bitcoin and alternative digital forms of money, or ‘altcoins,’ launched after the success of Bitcoin. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications. The term “altcoins” is inclusive of Ethereum, Litecoin, Tether and Bitcoin Cash. In the Company’s marketing documents and website, this would be referred to as “cryptocurrency,” however in this document we refer to this category of digital token as a “crypto asset.”

Risk Factors

Bankruptcies of major crypto asset market participants have impacted the broader crypto economy..., page 18

4.	We note your added risk factor disclosure on page 18 in response to comment 1. Please further revise to specifically address whether you have experienced any change in transaction volume in the period following the FTX bankruptcy and related market disruptions.

RESPONSE:

In response to Staff’s comments, we have revised the risk factor on page 17 of the Amendment to read as follows:

“Bankruptcies of major crypto asset market participants have impacted the broader crypto economy

The failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks and Voyager has impacted and may continue to affect the broader cryptoeconomy. The full extent of these impacts may not yet be known but may include, the consequent and ongoing financial distress and bankruptcy of certain crypto market participants, loss of confidence in the broader cryptoeconomy, reputational harm to crypto asset platforms generally, increased negative publicity of the broader cryptoeconomy, heightened scrutiny by regulators and lawmakers and calls for increased regulation of crypto assets and crypto asset platforms. We have not experienced a material direct impact to our business, financial condition, customers or counterparties from these bankruptcies; however, these bankruptcies did cause a change to crypto market prices, crypto market volatility, crypto market volume and customer sentiment, and each of these drivers do indirectly impact our business and our revenue potential. A combination of such drivers could have been a contributing factor in a decrease in transaction volume that the Company experienced after these bankruptcies. We do not have any known material financial exposure to other cryptoeconomy participants that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures in connection with these bankruptcies.”

United States Securities and Exchange Commission

February 11, 2025

Crypto assets and funds that the Company holds on Bitcoin exchanges could be lost..., page 23

5.	Please revise to identify the crypto asset exchanges on which you hold crypto assets and funds from time to time, as your disclosure references.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure on page 21 of the Amendment to read as follows:

“From time to time and for customary reasons of procuring crypto assets, the Company holds assets including dollar deposits, Bitcoin, Ethereum, Tether, Litecoin, and BCH on crypto asset exchanges. The Company utilizes Kraken as its primary crypto asset exchange. The Company carefully selects the platforms that it chooses to do business with, however this may not be sufficient to avoid losses if those exchanges suffer losses or other impairments. In 2018, Quadriga filed for bankruptcy protection following the death of its Chief Executive Officer and subsequent discovery of its insolvency. In addition, several other well-known and highly regarded exchanges have suffered similar fates. For example, in February 2014, Mt. Gox, then the largest Bitcoin exchange worldwide, filed for bankruptcy protection in Japan after an estimated 700,000 bitcoin were stolen from its wallets. In May 2019, Binance, one of the world’s largest exchanges was hacked, resulting in losses of approximately $40 million. Neither of these incidents had any impact on the Company. Any such losses by an exchange could have a negative impact on the financial position of the Company and adversely impact an investment in the Shares.”

We are subject to an extensive and rapidly evolving regulatory environment..., page 33

6.	We note your disclosure that as of the prospectus date, you do not transact in any crypto assets except Bitcoin, Ethereum, Tether, Litecoin, and BCH and that you will update the prospectus if you decide to transact in other crypto assets. Please revise to address the following points:

•	Describe in greater detail your process for analyzing whether a particular crypto asset that you intend to transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act;
•	Disclose whether and how the recent completion of Ethereum’s transition to Proof- of-Stake consensus has impacted your analysis, if any, of whether a particular crypto asset that you transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act; and
•	Revise this risk factor to clarify that your risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” does not constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action.

United States Securities and Exchange Commission

February 11, 2025

RESPONSE:

In response to Staff’s comments, we have addressed below each of Staff’s points as follows:

•	Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve. As part of determining whether a particular crypto asset is a security for purposes of the federal securities laws, we have taken into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

•	We have determined that the recent completion of Ethereum’s transition to Proof-of-Stake consensus, known as “the Merge”, has not caused Ethereum to have become a security for a variety of reasons including, but not limited to, the following:

Consistent with the holdings in recent Federal court cases involving Ripple and Terraform, we believe that whether something is an investment contract under the Howey test is a transaction-specific assessment that does not attach to the underlying object of that transaction as the underlying object of a transaction is not itself “a contract, transaction or scheme.” The Company therefore believes that a digital asset such as Ethereum cannot itself be an investment contract security. That remains true after the Merge.

We also believe that Ethereum is a consumable commodity that is not a security. Ethereum was used in making gas fee payments on the Ethereum Network prior to the Merge and continues to be extensively used in this capacity after the Merge. The Merge also introduced a new use for Ethereum as part of the new consensus mechanism, which provides further evidence that Ethereum is a consumable commodity and not a security.

Further, we believe that any expectations of profit a purchaser of Ethereum may possess from their purchase depends on the overall market for Ethereum, not any identifiable “other” or issuer as required in the Howey test. Specifically, we believe that Ethereum’s value derives from the supply and demand for useful applications built on the Ethereum Network. We believe this to be the case before the Merge and continues to believe it to be the case after the Merge.

United States Securities and Exchange Commission

February 11, 2025

We also believe that even if a holder of Ethereum expects profits based upon the action of persons directly involved in updating the Ethereum Network’s code, or in publishing new blocks of transactions on the Ethereum Network, the group of persons involved in such activities is sufficiently decentralized such that there is no “other” upon whom a purchaser could rely for Howey purposes. There were thousands of developers working on the Ethereum Network’s code before the Merge, and there continues to be today. There were thousands of miners publishing blocks on the Ethereum Network before the Merge, and there are approximately one million validators performing that role after the Merge. We therefore believe that the Ethereum Network remains “sufficiently decentralized” and that Ethereum is not a security.

Similar to profits that could be sought from mining under proof of work, any profits realized from validating Ethereum transactions only accrue to those who affirmatively engage in validation efforts, rather than holders of Ethereum more generally. Any of these profits are also based on the validator’s own efforts to engage in validation, and not the efforts of identifiable “others” more generally.

We believe Ethereum is not a security because futures contracts with Ethereum as the underlying asset continue to be offered by trading platforms regulated only by the CFTC, even after the Merge.

In addition, we have considered generally whether the Merge may have caused Ethereum to be classified as a security under Reves or any other instrument making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act and concluded that it did not.

Please further note that the Company does not provide staking services to customers for Ethereum.

•

We believe that we have applied the proper legal standards in determining that Ethereum is not a security in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, we acknowledge that Ethereum may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding the Company’s prior conclusion; and our prior conclusion, even if reasonable under the circumstances, would not constitute a legal determination binding on regulators or the courts and would not preclude legal or regulatory action based on the presence of a security.

The Company has updated the disclosure to state that the Company’s risk-based assessment regarding its conclusions regarding the likelihood that a particular crypto asset could be deemed a “security” does not constitute a legal determination that is binding on regulators or courts and does not preclude legal or regulatory action.

The revised risk factor on pages 39 through 41 of the Amendment is set forth below:

United States Securities and Exchange Commission

February 11, 2025

“We are subject to an extensive and rapidly evolving regulatory environment, and if a particular crypto asset we transact or transacted in is characterized as a “security”, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, and legal and regulatory interpretations and guidance in the markets in which we operate. The scope of laws, rules, and regulations that can impact our business is expansive and includes certain of the requirements that apply to financial services, money transmission, privacy protection, cybersecurity, electronic payments, securities and commodities regulation, data governance, data protection, fraud detection, marketing (including the Telephone Consumer Protection Act of 1991), civil rights (including the Americans with Disabilities Act, which generally requires, among other things, that our Athena Bitcoin ATMs be accessible to individuals with disabilities, such as visually-impaired persons), competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing as well as bespoke cryptocurrency and cryptocurrency laws that have been adopted in some jurisdictions that can impact cryptocurrency custody, exchange, and transfer, cross-border and domestic cryptocurrency transmission.

We evaluate all products and services prior to launch under U.S. federal and applicable international securities laws. As part of determining whether a particular crypto asset is a security for purposes of the federal securities laws, we have taken into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve. The laws, rules, and regulations thereunder may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgment as to whether these crypto assets meet the definition of a security. Our conclusions based on our legal analysis of the criteria discussed herein, do not constitute a legal determination and are not binding on regulators or the courts. It is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on or temporary or permanent suspensions of our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

United States Securities and Exchange Commission

February 11, 2025

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019. The legal test for determining whether any given crypto asset is a security is a highly complex and fact-driven analysis. We have established policies and practices to evaluate each crypto asset that we sell to customers, as discussed above, including applying the Howey and Reves tests, as may be applicable, to each crypto asset that we sell to customers. The Howey test is a legal framework outlined by the U.S. Supreme Court to determine whether a transaction qualifies as an investment contract (security) and would be subject to U.S. securities laws. This test requires the following four criteria to be met: investment of money, expectations of profits, common enterprise and reliance on the efforts of others. The crypto assets that the Company sells to customers do not meet all four of these definitions. The Company does not believe that Bitcoin and Bitcoin Cash meet the criterion of satisfying the definition of a common enterprise; as investors are not pooling their funds, there is no promoter or issuer and they have never sought public funds to help develop its technology. Further, an investor’s success is not reliant on the efforts of others. The Company evaluated Ethereum, including the assessment of the impacts of the change from proof-of-work to proof-of-stake and concludes that Ethereum does not meet the definition of a security as it does not satisfy the common enterprise criterion or the reliance of others criterion. We believe that the Ethereum network remains decentralized and that there is no horizontal or vertical commonality between validators. Horizonal and vertical commonality requires the entrepreneurial efforts of a promoter, which the Company believes that Ethereum does not have. Profits (rewards) are determined primarily based on each validator’s individual effort and they do not expect rewards from the efforts of other validators. The Company further notes that the Company has not provided staking abilities and benefits to customers for Ethereum, resulting in no change in the Company’s conclusion that Ethereum does not meet the Howey test.

We have considered and determined that the recent completion of Ethereum’s transition to Proof-of-Stake consensus, known as “the Merge”, has not caused Ethereum to have become a security for a variety of reasons including, but not limited to those discussed below. Consistent with the holdings in recent federal court cases involving Ripple and Terraform, we believe that whether something is an investment contract under the Howey test is a transaction-specific assessment that does not attach to the underlying object of that transaction as the underlying object of a transaction is not itself “a contract, transaction or scheme.” We therefore believe that a digital asset such as Ethereum cannot itself be an investment contract security, including after the Merge. We also believe that Ethereum is a consumable commodity that is not a security. Ethereum was used in making gas fee payments on the Ethereum Network prior to the Merge and continues to be extensively used in this capacity after the Merge. The Merge also introduced a new use for Ethereum as part of the new consensus mechanism, which provides further evidence that Ethereum is a consumable commodity and not a security. We further believe that any expectations of profit a purchaser of Ethereum may possess from their purchase depends on the overall market for Ethereum, not any identifiable “other” or issuer as required in the Howey test. Specifically, we believe that Ethereum’s value derives from the supply and demand for useful applications built on the Ethereum Network. We believe this to be the case before the Merge and continues be the case after the Merge. We also believe that even if a holder of Ethereum expects profits based upon the action of persons directly involved in updating the Ethereum Network’s code, or in publishing new blocks of transactions on the Ethereum Network, the group of persons involved in such activities is sufficiently decentralized such that there is no “other” upon whom a purchaser could rely for Howey purposes. There were thousands of developers working on the Ethereum Network’s code before the Merge, and there continue to be today, and the same can be said of thousands of miners publishing blocks on the Ethereum Network. We therefore believe that the Ethereum Network remains “sufficiently decentralized” and that Ethereum is not a security. We have also considered that, similar to profits that could be sought from mining under proof of work, any profits realized from validating Ethereum transactions only accrue to those who affirmatively engage in validation efforts, rather than holders of Ethereum more generally. Any of these profits are also based on the validator’s own efforts to engage in validation, and not the efforts of identifiable “others” more generally. We believe Ethereum is not a security because futures contracts with Ethereum as the underlying asset continue to be offered by trading platforms regulated only by the CFTC, even after the Merge.  In addition, we have considered generally whether the Merge may have caused Ethereum to be classified as a security under Reves or any other instrument making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act, and concluded that it did not.

United States Securities and Exchange Commission

February 11, 2025

We believe that we have applied the proper legal standards in determining that Ethereum is not a security in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, we acknowledge that Ethereum may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding our prior conclusion; and our prior conclusion, even if reasonable under the circumstances, would not constitute a legal determination binding on regulators or the courts and would not preclude legal or regulatory action based on the presence of a security.

The Company does not believe that Tether meets the criterion of expectation of profit, as Tether is a stable coin that is pegged to the U.S. Dollar.

We currently offer only bitcoin for sale at all our ATM machines. We also operate Athena Plus for private clients and trade customers of the Company. We predominantly buy and sell bitcoin through our Athena Plus services, but we have also facilitated transactions in other crypto assets. For the year ended December 31, 2023, we had 113, 6, and 5 Athena Plus transactions for bitcoin, Ethereum and Tether, respectively. For the year ended December 31, 2022, we had 199, 1 and 19 Athena Plus transactions for bitcoin, Ethereum and Tether, respectively. As of the date of this prospectus, and effective as of July 19, 2023, we do not transact, or make offers to transact with our customers, in any crypto assets except bitcoin, and Ethereum, Tether, Litecoin, and BCH (Athena Plus only). We will update our disclosure in the prospectus if we decide to transact in other crypto assets. Such a change would only happen if there were significant customer demand for a specific crypto asset and that crypto asset was available to us through multiple trading partners, crypto asset exchanges and crypto asset brokers.

We believe that we have applied the proper legal standards in determining that the crypto assets we sell to customers are not a “security” in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, we acknowledge that a crypto asset we sell to customers may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding our prior conclusion based on our analysis; and our prior conclusion, even if reasonable under the circumstances, would not constitute a legal determination binding on regulators or the courts, and would not preclude legal or regulatory action based on the presence of a security.

The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. If Bitcoin, Ether, Litecoin, and BCH or any other crypto asset we transacted in the past as listed above, is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset (if it is still being used in our transactions) or for our Company if it is determined that certain securities laws were violated and we may be subject to regulatory scrutiny, investigation and penalties. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto asset that are not considered to be securities. Additionally, new laws, regulations, or interpretations may result in litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services, or could impact how we offer such products and services. Foreign jurisdictions may have similar regulations and licensing, registration, and qualification requirements.

7.	We note your risk factor disclosure that the legal test for determining whether a particular crypto asset is a security “evolves over time” and that the “SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:

In response to Staff’s comments, we have removed the statements Staff identified in their comment. The revised risk factor has been provided on pages 30 and 31 of the Amendment (as quoted above in our response to comment 6).

United States Securities and Exchange Commission

February 11, 2025

8.	We note your risk factor disclosure that:

•	“The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;”
•	“Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form);”
•	“Bitcoin and Ethereum are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view;” and
•	“With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities….”

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ether in its current form are inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:

In response to Staff’s comments, we have removed and revised the above-referenced disclosure. Please see the revised risk factor on pages 30 and 31 of the Amendment (as quoted above in our response to comment 6).

The Business

Athena Bitcoin ATM, page 86

9.	We note your disclosure on page 87 that your hot wallets are maintained by the company's staff. Please revise to briefly describe any third-party custodial services you utilize for your hot wallets.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure on page 79 of the Amendment to read as follows:

“Our hot wallets are maintained by BitGo Trust Company, Inc.(“BitGo”) a third-party custodial service.. Access is limited to as few persons as is necessary to create transactions whereby BitGo approves the transactions and remits to blockchain.. At this time, the Company does not maintain any balance of crypto asset in cold storage. The crypto assets that the Company holds are available for immediate sale; however, please note that the Company only holds a small amount of bitcoin (the Company only transacts in bitcoin), of 2 to 5 coins, which are typically sold within 24 hours. We do not have insurance policies that cover the crypto assets held in our wallets.”

United States Securities and Exchange Commission

February 11, 2025

Suppliers of our ATMs, page 88

10.	Please revise to disclose the material terms of any agreements entered into between you and Bitaccess, Inc. regarding its supply of ATMs for your white label service in El Salvador.

RESPONSE:

In response to Staff’s comment, we have added the following disclosure on page 80 of the Amendment:

The ATMs purchased from Bitaccess, Inc. were acquired from that supplier pursuant to the agreement entered into in August 2021, and included 100 Bitaccess ATM machines. All the machines purchased from Bitaccess, Inc. were paid in full. The machines are located in El Salvador of which 5 are Athena branded and 95 are Chivo branded machines. Currently, the Company does not have an agreement with Bitaccess regarding its supply of ATMs, and the agreement signed in August 2021 is no longer valid following the acquisition of Bitaccess, Inc. by another company. The Company continues to pay per transaction amount processing fee in good faith for the machines that it operates.

Competition, page 93

11.	Please provide a clear citation to any reports and industry analysis that you cite (e.g., from Grand View Research, Bitrefill, etc.), including where such information can be found.

RESPONSE:

In response to Staff’s comments, we have added clear citations for these references, including respective footnotes and use of APA citations for each report and industry analysis that we cite.

United States Securities and Exchange Commission

February 11, 2025

Federal Regulation, page 96

12.	We note your disclosure that FinCEN has "primary authority over dealers in crypto assets." Please revise this sentence to state that you are subject to regulation by FinCEN but to remove the suggestion that FinCEN has primary authority over dealers in crypto assets. In addition, please note in this section that the CFTC has broad enforcement authority to police market manipulation and fraud in spot commodity markets, including the spot crypto markets, and that the Commission has authority over intermediaries transacting in crypto assets, to the extent those crypto assets are securities.

RESPONSE:

In response to Staff’s comments, we have revised the disclosure on page 88 to read as follows:

“Federal Regulation”

In the United States, the Company is subject to regulation by the Department of the Treasury through the Financial Crimes Enforcement Network (“FinCEN”). In 2013 FinCEN released interpretive guidance to “clarify the applicability of the regulations implementing the Bank Secrecy Act (“BSA”) to person creating, obtaining, distributing, exchanging, accepting, or transmitting virtual currencies” (FIN-2013-G001). Since that time, all businesses that deal in crypto assets in the manner of the Company must register as a Money Service Business (“MSB”) with FinCEN and comply with the requirements of the BSA, the Patriot Act, and other amendments and administrative guidance issued by FinCEN and the Department of the Treasury.

We are also subject to various anti-money laundering and counter-terrorist financing laws, including the BSA in the United States, and similar laws and regulations abroad. In the United States, as a money services business registered with FinCEN, the BSA requires us to among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by Office of Foreign Assets Control (“OFAC”) and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

Athena Bitcoin is registered with FinCEN and has registration number 31000207507771. In addition, Athena Bitcoin has appointed Sam Nazzaro as its Chief Compliance Officer, written and distributed a BSA Compliance Policy, and engages an outside review firm to perform an annual review of its Compliance Policy.

Under the U.S. Commodities Exchange Act of 1936, the Commodity Futures Trading Commission (“CFTC”) has broad enforcement authority to police market manipulation and fraud in spot commodity markets, including the spot crypto markets. The CFTC has authority over intermediaries transacting in crypto assets, to the extent those crypto assets are considered commodities and not securities.

The Securities and Exchange Commission (the SEC”) has broad regulatory and enforcement authority over intermediaries transacting in crypto assets, to the extent those crypto assets meet the criteria to be considered to constitute securities (see also “Risk Factors” on pages 30 and 31 of this prospectus). The SEC continues to view crypto assets related enforcement as a top priority, bringing 46 enforcement actions against various digital asset market participants in 2023 according to Cornerstone Research report released in January 2024.

United States Securities and Exchange Commission

February 11, 2025

Legal Proceedings, page 99

13.	We note your disclosure of the legal proceeding with Arley Lozano-Jaramillo. Please revise your next amendment to include the disclosure requirements under ASC 450-20-50 in the footnotes to the financial statements related to this contingency, and any material unrecognized contingencies as of the balance sheet date or arising after the balance sheet date.

RESPONSE:

In response to Staff’s comments, we have revised the disclosure to state as set forth below, and included such disclosure in the notes to the audited financial statements for the fiscal years ended 2022 and 2023, see note 21 “Legal Proceedings” on pages F-73 of the audited financial statements.

Note “21. Legal Proceedings”

On October 9, 2023, Lozano commenced proceedings against the Company by filing a complaint with the 11th Judicial Circuit Court for Miami-Dade County, Florida which named the Company as the defendant. Lozano, either individually or through the entities controlled by him (XPay, Vakano Industries) entered into certain non-binding letters of intent on July 13, 2021 and as of September 2021 (the second letter of intent was a draft and not signed by the parties) pursuant to which Lozano was a seller of certain assets and technology related to XPay Wallet, intellectual property regarding the AthenaPay POS System, XPay POS System and related technology (the “XPay Assets”) for the proposed purchase price of $3,000,000 and 270,000,000 shares of unregistered common stock of the Company (valued at $0.10 per share). The acquisition of the XPay Assets was subject to the execution of a definitive acquisition agreement. No such agreement was finalized nor entered into by the parties. The Company made payments to Lozano for a total amount of approximately $1,600,000 to obtain ownership of XPay Assets. Refer to Note 6. Lozano alleges breach of contract, promissory estoppel, unjust enrichment, fraud in the inducement and conversion.  He asserts the claim for failure to compensate Lozano pursuant to the terms of the purchase price provided in the non-binding letter of intent (and the unsigned draft letter of intent), which includes remaining amount of the purchase price ($1,400,000) and 270,000,000 shares of the Company’s unregistered common stock. The plaintiff did not offer any evidence of a signed and binding acquisition agreement. The claim also seeks an award for legal and other costs relating to the proceeding.

The Company does not believe the allegations made against it are valid and intends to vigorously defend against them. The range of potential loss related to the identified claim is between $0 and $1.4 million and the issuance of 270,000,000 shares of unregistered common stock valued at $27 million, the amount of damages that Lozano is seeking in the lawsuit. The additional costs mentioned in the claim are not able to be estimated at this time. The Company does not believe that it is probable that a liability has been incurred as of December 31, 2023 related to this lawsuit.”

Executive Compensation, page 113

14.	Please update your disclosure in this section to include information regarding the 2023 fiscal year. Refer to Item 402 of Regulation S-K.

RESPONSE:

In response to Staff’s comments, we have updated the disclosure and included information for fiscal year ended December 31, 2024 and 2023.

Notes to Unaudited Condensed Consolidated Financial Statements 5. Crypto Assets Held, page F-21

15.	In your rollforward of crypto assets held for the nine months ended September 30, 2023, you disclose no impairments. However, you disclose impairments of Other crypto assets of $75,000 for the three months ended September 30, 2023. Please explain to us the circumstances of the impairment, which crypto asset was impaired, and why the impairment would not be included in your year-to-date disclosure.

RESPONSE:

In response to Staff’s comments, the Company has updated the roll forward of crypto assets held to present the impact of impairment for the twelve months ended December 31, 2023 and 2022 and September 30, 2024. Also, please refer to our response to Staff’s Comment 18 below.

As noted in the Company’s financial statements, for the year ended December 31, 2023 and 2022, impairment of crypto assets held was $440,000 and $973,000 respectively (page 75) and, as noted in the financial statements for the nine months ended September 30, 2024, the Company had impairment charges related to crypto assets held of $293,000 and $168,000 for the three months ended September 30, 2024 and 2023, respectively and $419,000 and $342,000 for the nine months ended September 30, 2024 and 2023, respectively. (page F-15)

United States Securities and Exchange Commission

February 11, 2025

Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies Revenue Recognition - White-label Service, page F-43

16.	Refer to your response to prior comment 28. Regarding your fixed fee for operating the ATM included in your White-label services, please respond to the following:

•	Clarify the statement in your response that, "The Company generally charges a fixed fee for installation and a fixed fee each month for operating the ATMs," specifying why you used the word "generally" and any instances where a fixed fee was not charged;
•	Confirm for us if separately priced services can be provided by third parties;
•	Quantify the amount of revenue recognized for these separately priced services in each period presented in your financial statements; and
•	It appears that you are recognizing variable transaction fees when services are performed. Tell us how you considered the guidance in ASC 606-10-32-5 through 9 and 11 through 12 concerning your valuation method for variable consideration included in your contract.

RESPONSE:

In response to the Staff’s comments, please see our responses set forth below with reference to each bullet point:

•	The Company has updated the disclosure to reflect that we charge a fixed fee for installation as determined by contract and the Company always charges a fixed fee each month for operating the ATMs. Please note that the Company did not install any new white-label ATMs in 2022, 2023 or 2024.
•	Yes, it is possible that separately priced services may be provided by third parties. The Company is responsible for this service but may, depending on the requested service and the availability of our resources in the region, utilize a third-party to perform the service. We have concluded that we remain the principal, as we remain primarily responsible for the fulfilment of the promised service.
•	The Company has disclosed the amount of revenue earned for the separately priced services for the twelve months ended December 31, 2023 and 2022 in the Audited Financial Statements and the nine-months ended September 30, 2024 Reviewed the Financial Statements.
•	ASC 606-10-32-5 through 9 and 11 through 12 are not applicable to the Company’s variable consideration for white-label contracts. The Company does not have to estimate variable consideration at contract inception due to its application of the series guidance and the variable consideration allocation exception. We relied on Question 5-11 of the EY ASC 606 Guide (September 2023), which supports our conclusion. Please also note that each rental month is considered a separate contract under ASC 606, given the ability of the customer to terminate the contracts without penalty.

The Company included the following disclosure in the Amendment (Prospectus pages 13, 62, 65, 66 and 83) and in the note to the financial statements in note 1 to the audited financial statements for the twelve months ended December 31, 2023 and 2022 (Page F-48) and the reviewed financial statements for the nine months ended September 30, 2024 and 2023 (Page F-12)

United States Securities and Exchange Commission

February 11, 2025

Crypto Assets Held, page F-47

17.	We acknowledge your response to prior comment 32. You state that your principal market(s) are the largest crypto exchanges, but you determine fair value for impairment testing from Coinmarketcap.com, which is not an exchange and would not be considered a market in the context of ASC 820. Please tell us your consideration of basing your fair value measurements on quotations from the markets in which you normally transact and to which you have access. Refer to ASC 820-10-35-5A and 35-6A.

RESPONSE:

In response to the Staff’s comments, we have revised our market to be the Kraken Crypto Exchange. This is the market in which we normally transact and which we have access to. The revised disclosure has been included on page F-51 of the audited financial statements in the Amendment:

“Crypto Assets Held”

Crypto assets are considered indefinite-lived intangible assets under ASC 350, Intangibles—Goodwill and are initially measured at cost and are not amortized. As intangible assets, the crypto assets held are initially recorded at cost and tested for impairment at the end of the month. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured in its principal market. The Company continuously assesses crypto assets for impairment.

The Company purchases bitcoin, which is held in the Company’s hot wallets (of which BitGo is the custodian as discussed in response 9 above), on a just-in-time basis to facilitate sales to customers and mitigate exposure to volatility in bitcoin prices. As of July 19, 2023, the Company only transacts in bitcoin at its bitcoin automated teller machines (“ATMs”) in exchange for cash, on a predetermined markup at the time of the transaction. However, there may be multiple days between the purchase of the crypto asset and the sale of the crypto asset. The Company has determined that a decline in the quoted market price below the carrying value at any time during the assessed period is viewed as an impairment indicator because the cryptocurrencies are traded in active markets where there are observable prices. Therefore, the fair value is used to assess whether an impairment loss should be recorded. If the fair value of the cryptocurrency decreases below the initial cost basis or the carrying value during the assessed period, an impairment charge is recognized at that time in cost of revenue in the Consolidated Statement of Operations and Comprehensive Income (Loss). After an impairment loss is recognized, the adjusted carrying amount of the cryptocurrency becomes its new accounting basis and this new cost basis will not be adjusted upward for any subsequent increase in fair value. For purposes of measuring impairment on its cryptocurrencies, the Company determines the fair value of its cryptocurrency on a non-recurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on Kraken, an active exchange in the United States that the Company has determined is its principal market (Level 1 inputs). The Company assigns cost to transactions on a first-in, first-out basis. Gains on such assets are not recorded or recognized until their final disposition. For the year ended December 31, 2023 and 2022 the Company had impairment charges related to crypto assets held of $440,000 and $973,000, respectively.

When bitcoin is sold to customers, the Company relieves the adjusted cost basis of the crypto asset, net of impairments, on a first-in, first-out basis within cost of revenue. The related cash flows from purchases and sales of cryptocurrencies are presented as cash flows from investing activities on the Consolidated Statements of Cash Flows.

United States Securities and Exchange Commission

February 11, 2025

18.	We acknowledge your response to prior comment 33. Given the volatility in the value of bitcoin, ethereum and other crypto assets held, please respond to the following:

•	tell us how your impairment policy to test for impairment at the end of the month is appropriate under ASC 350-30-35-18 through 19;
•	tell us your consideration of modifying your impairment policy to test more frequently for impairment in future periods to determine if the fair value of your crypto assets held decreases below the initial cost basis or the carrying value at any time during the assessed period; and
•	if you have concluded that the potential impact of testing more frequently for impairment was not material in the periods presented in your financial statements, provide your materiality analysis demonstrating that the quantitative impact of an intra-period impairment analysis would not be material.

RESPONSE:

In response to the Staff’s comments, please see below our responses to each of the above-referenced bullet points:

•	The Company has revised our policy to continuously test for impairment during the reporting periods.
•	The Company has revised our policy to continuously test for impairment during the reporting periods.
•	The updated quantitative impacts have been disclosed in the financial statements (see revised disclosure below) as well as part of the rollforward of crypt assets in note 5,Crypto Assets Held, the consolidated statements of cash flow and in the MD&A discussion of the components of Cost of Revenues and Gross Profit.

Please see our disclosure in note 5, Crypto Assets Held on page F-22 of the September 30, 2024 and 2023 Financial Statements and note 5. Crypto Assts Held on page F59 of the December 31, 2023 and 2022 audited financial statements as set forth in our response to Staff’s Comment 17 (“Crypto Assets Held”).

Supplementally, please be advised that we are refiling Exhibit 10.41 (Equipment Sublease Agreement), Exhibit 10.47 (Master Services Agreement) and Exhibit 10.48 (Service Level Agreement) pursuant to our communication with Staff under a separate cover regarding said agreements.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Iwona Alami at (949) 760-6880.

Very truly yours.

By: /s/ Matias Goldenhorn
Chief Executive Officer

cc: Iwona Alami, Esq.